Exhibit 99.3 Sustainability Report 2024

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities

Contents

Letter to Stakeholders 4
Methodological Note 5

1. Stevanato Group 7
- 1.1 • At a Glance 7
- 1.2 • Organizational Details 9
- 1.3 • Mission, Vision and Values 14
- 1.4 • The Company Structure and Main Corporate Functions 15
- 1.5 • Ethics, Integrity and Compliance 16

2. Sustainability 18
- 2.1 • Approach to Sustainability 18
- 2.2 • Certifications and Awards 21
- 2.3 • Participation in Organizations and Associations 23

3. Economic Value Creation 24
- 3.1 • Stakeholder Value Creation 24

4. Innovation and Product Responsibility 25
- 4.1 • Stevanato Group Products, Technologies and Services 25
  - 4.1.1 • Biopharmaceutical and Diagnostic Solutions 26
  - 4.1.2 • Engineering 28
- 4.2 • Research & Development and Innovation 29
  - 4.2.1 • R&D for Drug Containment Solutions (DCS) 30
  - 4.2.2 • R&D for Drug Delivery Systems (DDS) 31
  - 4.2.3 • R&D for Engineering 33
  - 4.2.4 • Analytical Services 37
- 4.3 • Product Quality and Responsibility 38

5. Human Capital 39
- 5.1 • Stevanato Group's Human Resources 39
- 5.2 • Employee Management and Development 42
- 5.3 • Occupational Health & Safety 45

6. Supply Chain and Procurement 47
- 6.1 • Responsible Supply Chain & Procurement 47

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Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Contents 7. Environment .................................................................................... 50 7.1 • Stevanato Group’s Commitment to the Environment ........................50 7.2 • Energy Consumption and GHG Emissions ............................................50 7.3 • Water Management ................................................................................53 7.4 • Waste Management .................................................................................55 8. Local Communities ......................................................................... 57 8.1 • Local Communities' Engagement ...........................................................57 Annex ..................................................................................................59 GRI content index ...............................................................................62 Independent Audit Report ...............................................................68 3

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Letter to Stakeholders For more than 75 years, Stevanato Group has delivered committed to embedding sustainability in our strategic renewables-based electricity. We improved our waste exceptional performance to meet market and customer plan, policies and practices. We are committed to management practices with an increase in the amount needs, thanks to our unique value proposition of achieving a more sustainable and equitable future for of waste recovered and diverted from landfills. With integrating our core competencies across our business our employees, our customers, and the communities regard to the people and our aim to foster a diverse lines. The passion and commitment of all of us led our that we serve. To accomplish this, we have developed a workplace, we improved in our gender balance program Group to become a leading provider of mission-critical sustainability strategy structured in three pillars: on females holding senior positions. With reference to the containment, delivery, and diagnostic solutions for • Sustainable processes and products; Governance area, we continue to strengthen and maintain the pharmaceutical, biotechnology, and life sciences • Sustainable value chain; our sustainable corporate model. industries. Since our founding, the delivery of innovation • People and governance. has been a fundamental characteristic of our Group, and The main goal is to pursue a regenerative business We confirm our goal is to continue growing and we embed science and technology in what we do every innovation journey while asserting our position as supporting customers throughout our regenerative day to bring life-changing medicines to patients. an interdependent and responsible member of the business innovation while making a positive impact community in line with the United Nations’ Sustainable everywhere we work and do business. We are working to Our goal is to be the global partner of choice to biopharma Development Goals. improve processes, to innovate on technologies and eco- customers for the full spectrum of end-to-end solutions, designed products and packaging. Our team is dedicated from drug development through life-cycle management. In 2024, we progressed in our regenerative business to delivering on our promise by working collaboratively Our commitment is to cooperate deeply with our partners innovation journey as shown in our fourth Sustainability to drive improvement, acting as an example of our Values all over the world, providing our extensive know-how, Report on a voluntary basis. With regard to the and Guiding Principles. We are pursuing this important resources and enthusiasm to achieve the most successful environment, we advanced in our plan and we took action journey with confidence and determination toward an results possible for our customers in everything we do. aligned with climate science and we have committed increasingly sustainable and responsible future. We want to create a reliable ecosystem to empower our to set near-term emissions reductions in line with the customers and their ability to produce safe, easy-to- Science-Based Target initiative. According to such GHG Franco Stevanato, Chairman and CEO use and cost-effective treatments to improve patients’ emissions reduction plan, we progressed mainly in Stevanato Group S.p.A. Via Molinella 17, 35017 Piombino lives. We strive to support our stakeholders and we are respect to efficiency-related initiatives and sourcing of Dese · Padova · Italy 4

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities

Methodological Note

This Sustainability Report clearly outlines Stevanato Group's environmental, social and economic achievements in a transparent and structured manner for the 2024 financial year (January 1 - December 31) aligned with the Company's financial reporting, and shows the commitment and initiatives undertaken by the Group towards its goal of sustainable development.

The annual reporting cycle provides internal and external stakeholders with a representation of Stevanato Group's business performance, results and impact in relation to the main sustainability topics in the 2024 financial year.

This document represents the Sustainability Report of the companies belonging to Stevanato Group S.p.A. and its subsidiaries (hereinafter also referred to as "the Company," "Stevanato," the "Stevanato Group," or "the Group"). The list of entities included is aligned with the [2024 Annual 20-F Filing.]

The Sustainability Report includes data about the parent company Stevanato Group S.p.A. and its subsidiaries, which are directly or indirectly consolidated on a line-by-line basis. Note that some Group companies or sites that are not operational, have not been included in the Environmental, Health & Safety data due to the limitation of scope[1]. Stevanato Group reports sustainability information with reference to the Global Reporting Initiative (GRI) Standards 2021. For more details on GRI Standards, please see the "GRI Content Index" section. The contents of the Sustainability Report were selected based on the results of a materiality analysis, as published in this document and described in Chapter 2. The discussion of materiality in connection with this sustainability material assessment is not an indication that such information or topics are necessarily material under U.S. federal securities laws or rules and regulations of the U.S. Securities and Exchange Commission.

Quality criteria and reporting scope information was defined following GRI principles and encompassed positive and negative impacts, comparability, accuracy, timeliness, clarity and verifiability. Specifically, the information included in this report was taken from both the Group's IT system and the sustainability reporting package.

To properly manage the reporting process, a Sustainability Reporting Procedure was set up in 2021 and updated in 2024, in line with the GRI Standards 2021, which illustrates how to prepare the Group's Sustainability Report, including the timing, tools, roles and responsibilities of the functions and individuals. To ensure the responsiveness and proper application of the procedure, the reporting process was extensively discussed and agreed upon by the working group.

The information presented in this report refers to 2024 and includes a comparison with the previous year. Any information restated from previous reporting periods is indicated appropriately, where necessary, throughout the report. The information collected and reported is based on measurable data. To provide an accurate overview of the Group's performance and help ensure data reliability, the use of estimates has been limited as much as possible. If they are provided, they have been made using the best

1 Not included: Stevanato Group International a.s., Ompi of America Inc (Environmental data only), Ompi of Japan Co., Ltd., Medirio SA, Perugini S.r.l., Stevanato Group N. A. S de RL de CV, and the Cisterna site (Environmental data only). In the fourth quarter of 2024, the liquidation process of Stevanato Group N.A. S. de RL de CV was completed with the cancellation from the local business register.

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Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities methods available and are properly identified. Contract Compliance Programs must, among other things, As a foreign private issuer listed on NYSE, Stevanato This report presents both positive and negative aspects immediately cease promoting diversity and allowing or is currently reviewing the implications of the EO. Our equally with a comment on the results when appropriate. encouraging U.S. federal contractors and subcontractors inclusion & belonging policies will not apply to Stevanato’s This report was approved by the Board of Directors of to engage in workforce balancing based on race, color, sex, U.S. employees to the extent this would conflict with the Stevanato Group S.p.A. on April 2025. sexual preference, religion, or national origin. EO or other applicable law, regulation or orders. The process for seeking external assurance involved a preliminary evaluation based on different providers and relative core competencies and resulted in the selection and approval of PricewaterhouseCoopers S.p.A as an external auditor. Stevanato Group commissioned this external auditor to provide a limited assurance report “limited assurance engagement” in accordance with the criteria indicated by the ISAE 3000 Revised Standard, which is attached at the end of this document. It contains a description of what has been assured and on what basis, including the assurance standard used, the level of assurance obtained, any limitations of the assurance process, and the relationships between the organization and the assurance provider. For further information and suggestions regarding Stevanato Group’s Sustainability Report, please contact: sustainability@stevanatogroup.com Stevanato Group presents its inclusion & belonging data and policies in accordance with GRI Standards. Stevanato is aware of U.S. executive order 14173 (the “EO”) signed in January 2025, under which the U.S. Office of Federal 6

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 1. Ste vanato Group 1.1 • At a Glance 7 7

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 8

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 1.2 • Organizational Details Stevanato Group S.p.A., an Italian multinational company, is a leading global supplier of drug containment, delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. Headquartered in Piombino Dese (Padua, Italy), Stevanato Group is a joint stock company. For further information about the Stevanato Group’s ownership structure, see item 7.A. “Major Shareholders” in the 2024 Annual 20-F Filing. In 1949, Giovanni Stevanato founded Soffieria Stella, a specialty glass manufacturer in Zelarino, near Venice. Soffieria Stella, the precursor to Stevanato Group, operated until 1959 when Stevanato Group was established in Piombino Dese (Padua). For 75 years, Stevanato Group has evolved from an Italian glassware manufacturer to a leading global provider of integrated solutions for the healthcare industry. Stevanato development, clinical and commercial stages. The chart Group delivers an integrated, end-to-end portfolio of above illustrates Stevanato Group’s presence across the products, processes and services that address customer pharmaceutical chain, with its impacts along the value needs across the entire drug life cycle at each of the chain are those activities marked with the symbol “SG”. 9

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities The chart shows our integrated solutions for pharma and healthcare. One of Stevanato Group’s main priorities is to provide flexible solutions that preserve the integrity of pharmaceutical products and enable customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership and supply chain risk. Stevanato Group achieves this by developing products in collaboration with customers and leveraging its scientific research capabilities, technical expertise, engineering and manufacturing excellence to meet their quality requirements. Stevanato Group divides its market into two categories: direct markets and end markets. Direct markets include products or product categories in which Stevanato directly participates, such as drug containment solutions. The Group’s end markets include broader sectors, such as biologics, where Stevanato sees demand for its products and services. For further information about the Stevanato Group’s Value Chain, see item 4. “Information on the Company” and Section b. “Business Overview” in the 2024 Annual 20-F Filing. Stevanato Group has forged many business relationships from collaborations on the development of new technologies and products. For insights into the most relevant business relationships please visit Press Releases - Stevanato Group. 10

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Stevanato Group operates in the following segments: Direct Markets Business Segment Biopharmaceutical and Diagnostic Solutions Engineering Direct Market Drug Containment Solutions Drug Delivery Systems In-Vitro Diagnostic Solutions Engineering End Market Biologics Vaccines Insulin Small Molecules & Generics Molecular Diagnostics Other 11

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities The Group is a global company with locations in many countries and continents: Stevanato Group’s global presence, together with proprietary, standardized manufacturing systems and processes, allows the Group to provide consistent product and service standards to its customers around the world. For a more detailed overview of the countries in which the Group’s subsidiaries operate, see the section “Scope of Consolidation” in the 2024 Annual 20-F Filing. To read our story, visit Stevanato’s corporate website: Our Heritage - Stevanato Group. 12

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 13

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 1.3 • Mission, Vision and Values Stevanato Group’s Vision, Mission and Values provide a framework to guide the Company’s pursuit of business goals with an ethical and transparent mindset and focus on fostering innovation. Mission Guiding Principles We cooperate deeply with our partners all over the world, providing our know-how, resources The adoption of the Guiding Principles leads the Group towards achieving its Mission. and enthusiasm to turn every project into an achievement. Vision Creating a reliable ecosystem to empower our partners and their ability to produce safe, easy- to-use and cost-effective treatments to improve patients’ lives. Values Our vision is based on five core values, that are linked together to ensure harmonious ESG & Sustainability interaction. Together, they provide the foundation for leadership rooted in excellence. Stevanato Group strives to support our stakeholders while making a positive impact for the benefit of all, including society and the planet. At Stevanato Group, our employees understand that as a leader in the pharmaceutical industry, we maintain a responsibility to implement sustainable and socially-responsible practices in the places where we live and work. 14

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 1.4 • The Company Structure and Main Corporate Functions Board of Directors Role The composition of the Group, including its parent requisites, functioning and independence. company Stevanato Group S.p.A. and subsidiaries, is A more detailed analysis of the governance structure at 12.31.2024 described in section C. Organizational Structure – item 4. indicates that six committees are made up of Board Sergio Stevanato Chairman of the Board “Information on the Company,” of the 2024 Annual 20-F members tasked with certain roles and responsibilities Emeritus Filing. as defined in their respective charters. Thus, in addition to the Audit Committee there are the following Franco Stevanato Chairman and Chief Stevanato Group has adopted a corporate governance five committees: the Nominating and Corporate Executive Officer standard that sets the rules for the appropriate Governance Committee, the Business & Strategy management of the Group, separating ownership from the Committee, the Compensation Committee, the ESG Franco Moro Director operating activities. The Group is led by an experienced, Committee and the Succession Planning Committee. Alvise Spinazzi Director highly motivated Board leading to more objectivity and The members of the different committees described in this independence, and an executive team with a proven document share the same term of office with the Board Fabrizio Bonanni Independent Director track record of operational excellence. The Board meets of Directors and provide insight and suggestions, without at least four times per year to make key decisions on prejudice to the Board’s competence and decision-making Fabio Buttignon Independent Director specific topics. Regarding the composition of the Board responsibility. In addition, one of the primary objectives of Directors, seven members are independent directors. of the ESG Committee is to assist the Board in supporting Madhavan Independent Director As of December 31, 2024, the Board of Directors was Stevanato Group’s ongoing commitment to issues relating Balachandran composed as follows. to environmental, social and governance matters. For Donald Eugene Morel Jr. Independent Director a complete overview of the features and duties of each Stevanato Group S.p.A. adopted a one-tier corporate committee, please refer to item 6. “Directors, senior William Federici Independent Director governance system, that includes a Board of Directors management and employees” of the Company’s 2024 and an Audit Committee. The Audit Committee complies Annual 20-F Filing. Karen Flynn Independent Director with applicable rules and regulations of the SEC and NYSE corporate governance rules as well as Italian law As of December 31, 2024, all members of the Board of Luciano Santel Independent Director requirements with respect to its composition, expertise Directors were over the age of 50 years, while 91% were 15

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities male and 9% were female. 1.5 • Ethics, Integrity and The Company’s main corporate and business functions represent a significant investment for Stevanato Group and are essential to its operations and strategy. The purpose of the Group Compliance is to create long term value through our facilities, which are located in three primary regions, EMEA, APAC and the Americas, to be closer to the customers and enhance the level of service worldwide as reported in the Company chart (update: December 2024), which is available in To maintain a sustainable, transparent corporate model, high ethical the ESG section of the corporate website. conduct standards and a culture of ethical behavior and integrity have been adopted. These are essential for business success and indispensable assets in terms of the Company’s reputation. The Group is committed to embedding sustainability values into its policies and practices. The documents, corporate policy, and statements described below define Stevanato Group’s main commitments to responsible business conduct. Please note that all disclosed documents have been approved by the Stevanato Group Board of Directors and are available on the corporate website. The Code of Ethics defines the guidelines and criteria of conduct for all recipients and aims to ensure compliance with regulations in force to prevent improper acts or behavior and to help protect the legitimate interests of customers, employees, shareholders, business and financial partners, communities and stakeholder groups. The Code of Ethics has been disseminated in all of Stevanato Group’s companies. The provisions contained in the Code of Ethics have been reported via specific internal policies and procedures that ensure compliance with the principles and guidelines of the Code of Ethics. 16

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities For further details on the Code of Ethics and other policies, please refer to the following links: Body, which will expire in 2025, pursuant to the aforementioned Legislative Decree • Code of Ethics responsible for monitoring compliance, operating and updating the Model. A communication • Anti-Bribery and Anti-Corruption Policy channel is operative with the e-mail address odv.stevanatogroup@stevanatogroup.com, • Related Party Transactions Policy which only members of the Supervisory Board may access to receive reports of any violations • Anti-Discrimination Policy or suspected violations of the Model from internal and external subjects. • Whistleblowing Policy • Supplier Code of Conduct For its foreign companies, the Group is currently working to strengthen management systems to ensure compliance with local laws in consideration of the provisions of the Model of The Code of Ethics and the Anti-Discrimination Policy cover internationally recognized human Organization, Management and Control 231. rights that are disclosed directly throughout the documentation. Regarding business relationships, Stevanato Group has established a Supplier Code of In 2024, the Anti-Bribery and Anti-Corruption Policy, and the Anti-Discrimination Policy were Conduct that is shared with its suppliers. For more information, see section 6.1 Responsible modified according to the new Whistleblowing Policy while Related Party Transactions Policy Supply Chain & procurement”. was modified according to organizational changes approved by Board of Directors. No reports and/or complaints were received regarding non-compliance with laws or Stevanato Group acts in compliance with all applicable laws and regulations, to protect regulations or legal action taken regarding anti-competitive behavior, anti-trust or monopoly its rights and interests. In 2024, no significant instances of non-compliance with laws and violations either in or out of court in 2024. regulations were registered. For an overview of Stevanato Group’s risk management, see item 3.D. “Risk Factors” of the Stevanato Group maintains a whistleblowing procedure to manage the reporting of violations 2024 Annual 20-F Filing. and irregularities concerning the Code of Ethics. Such whistleblowing procedure was updated and new platform implemented according to EU Directive 2019/1937. As of December 31, 2024, no report in regards of incidents of corruption was reported through the whistleblowing platform. In regards to Human Rights, three complaints related to alleged discrimination were ongoing during 2024 in the U.S., and the Company continues to take all appropriate actions with regard to each of these complaints. The Italian entities of the Group (i.e., Stevanato Group S.p.A., Nuova Ompi S.r.l., Spami S.r.l.) have an Organizational, Management and Control model as per Legislative Decree no. 231/01. The above-mentioned Italian companies have proceeded with the renewal of the Supervisory 17

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 2. Sustainability 2.1 • Approach to Sustainability To address ESG trends and risks, Stevanato Group second life applications. Stevanato Group aims to ensure its long- developed a sustainability strategy structured in three term success based on its ability to respond pillars: As part of its corporate sustainability and circular to trends and risks related to ESG matters • Sustainable processes and products, to minimize any innovation measures, Stevanato continued to analyze that make up the complex context in which potential negative environmental impacts; selected products and packaging from a life cycle the Group operates. Sustainability is a • Sustainable value chain, to collaborate with partners on perspective while advancing eco-design solutions and primary means to improve such opportunity improving societal and environmental impacts; the Group engaged in dialogue with customers about and risk management, while fostering • People and governance, to establish and maintain a sustainable packaging solutions utilizing bio-circular higher efficiency, cutting-edge innovation sustainable and transparent corporate model. polymers, recycled plastics and process improvements to and strategic decisions on technologies, reduce related emissions. products, processes and value chain To help safeguard the environment, Stevanato Group definition. Stevanato Group pursues a progressed in the execution of plan to reduce Greenhouse With regard to the people and our aim to foster a diverse sustainable development journey as per its Gas (GHG) emissions in line with the Science Based Targets and inclusive workplace, we improved in our Gender materiality analysis aligned with the United initiative mainly in respect to efficiency-related initiatives Balance program on females holding senior positions. and sourcing of renewables-based electricity. Finally, with reference to the Governance area, we Nations’ Sustainable Development Goals. In addition, the Group took action aligned with climate continue to strengthen and maintain our sustainable The Company seeks to create a regenerative science and committed to set near-term emissions corporate model with regular measures of impacts using business model while remaining an reductions in line with Science-Based Target initiative. the GRI Standards as a framework for transparency and interdependent and responsible member of Furthermore, Stevanato Group has progressed in waste accountability. the community. management with a greater quota of waste recovered with 18

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities

The management of sustainability is distributed across the Group through dedicated committees and involves managers, with the ESG Manager leading the process since the beginning as the head of the sustainability function.

Stevanato Group conducted a Materiality Analysis process in accordance with the requirements of GRI Standards 3:2021 to identify the material topics that represent the most significant impacts on the economy, environment, and people, including impacts on their human rights. The process of determining material topics was informed by the organization's ongoing identification and assessment of impacts. In particular, the process of defining material topics followed four steps:

- Understanding the organization's context through scenario and benchmarking analysis of the main potential ESG trends, risks and opportunities;
- Identifying actual and potential, positive or negative impacts, starting from the previous context and benchmarking analysis;
- Assessing the significance of the impacts;
- Prioritizing the most significant impacts grouped into topics.

Each impact was assessed and rated on a significance dimension, and the weighted average of grouped impacts on topics was used to calculate a comprehensive score for each topic. The resulting most relevant topics above a given threshold, in line with the context and sustainability strategy of Stevanato Group are:

1. Product quality and responsibility
2. Research & Development and innovation
3. GHG emissions
4. Energy consumption
5. Occupational Health & Safety
6. Business ethics, governance and compliance
7. Human capital management and development
8. Economic performance and value creation
9. Responsible supply chain and procurement
10. Waste management
11. Employee well-being
12. Human rights
13. Water management
14. Local communities' engagement

The Group's 2024 Sustainability Report was prepared based on a structured reporting practices formalized by the Sustainability Reporting Procedure according to GRI Standards 2021.

It defines and outlines how the Group's Sustainability Report should be prepared at the operational level in line with the Sustainability Reporting Guidelines issued by GRI.

Such procedure includes the timing, tools, roles and responsibilities of the functions and individuals' roles in the working group (approximately 100 individuals across the Group). It also ensures the engagement and proper application of all procedures. Finally, it is important to note that the process required correct and compliant GRI Key Performance Indicators (KPIs) associated with the functions involved and was coordinated by the Process Owner, as assigned by the Board of Directors.

The Group has adopted flexible and diversified practices to share present and future Group development strategies with its main stakeholders, which are listed in the following page. The main stakeholders were identified based on an industry benchmark. Stevanato Group adopts practices that encourage dialogue and involvement with all stakeholder categories. Engagement is considered an essential element of the Group's sustainability strategy and is directly correlated with the Group's medium and long-term success.

The main channels of dialogue and interaction are summarized in the following page. The methods and frequency of stakeholder involvement vary according to the issues and opportunities subject to discussion during the year.

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Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Stakeholder Engagement and Interaction Flow Employees • Projects and/or initiatives for company welfare • Company Intranet • Internal newsletter • Insertion schemes for new employees • Company meetings to discuss results and future objectives • Training programs • Round table discussions with unions Suppliers • Regular meetings • Quality assessment audits/visit Customers • Regular meetings • Surveys/market research • Continuous dialogue through communication channels • Company website • Participation at trade fairs Community and local authority • Projects to support social initiatives • Meetings with representatives of local institutions Universities and research centers • Site visits • Partnerships with key universities and schools in Italy and abroad Regulators and authorities • Discussion meetings with representatives of institutions Shareholders and Board of Directors • Meetings organized throughout the year 20

Stevanato Group | Sustainability | Economic Value | Innovation | Human Capital | Supply Chain | Environment | Local Communities

2.2 • Certifications and Awards

Legal Entity (Country[1])	ISO 15378	ISO 13485	ISO 9001	ISO 45001	ISO 14001	ISO 50001	ISO 17025
Nuova Ompi (IT-PD)	✓	✓	✓	✓	✓		
Nuova Ompi (IT-LT)	✓		✓	✓	✓		
Nuova Ompi (IT-Cisterna)	✓	✓	✓	✓	✓		
Medical Glass (SK)	✓		✓	✓	✓		
Ompi of America (U.S.)	✓	✓	✓	✓	✓		
Ompi North America (MX)	✓		✓	✓	✓		

1 Legal Entities: Stevanato Group S.P.A., Nuova Ompi S.R.L., Medical Glass A.S., Ompi N. A. S. DE R. L. DE C. V., Ompi Do Brasil Indústria e Comércio de Embalagens Farmacêuticas LTDA, Ompi Pharmaceutical Packing Technology (China) CO., LTD., Ompi of America INC., Balda Medical GMBH, Balda/C. Brewer, S.P.A.M.I. S.R.L., Stevanato Group Denmark A/S, US TEC – Ompi of America INC., EMEA TEC – Nuova Ompi S.R.L. and EMEA TEC Analytics - Nuova Ompi S.R.L.

ISO 15378
Primary packaging material for medicine products – specific requirements for the application of ISO 9001:2015 with reference to Good Manufacturing Practice (GMP)

ISO 13485
Medical devices – Quality Management Systems

ISO 9001
Quality Management Systems

ISO 45001
Occupational Health and Safety Management System

ISO 14001
Environmental Management Systems

ISO 50001
Energy Management Systems

ISO 17025
General Requirements for the Competence of Testing and Calibration Laboratories

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Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Legal Entity ISO ISO ISO ISO ISO ISO ISO 1 (Country ) 15378 13485 9001 45001 14001 50001 17025 Ompi of China ✓✓✓✓ (CN) Ompi do Brasil ✓✓✓✓ (BR) Balda Medical ✓✓✓✓✓✓ (DE) Balda C. Brewer ✓✓ (CA-U.S.) Spami (IT) ✓ SG Denmark ✓ (DK) EMEA TEC (IT) ✓✓✓ U.S. TEC (U.S.) ✓✓ 22

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 2.3 • Participation in Organizations and Associations Stevanato Group participates in initiatives organized by trade associations and organizations, facilitating the exchange of ideas and knowledge. For the second consecutive year, Stevanato Group received the Certificate of Resilience from Biocon Biologics – a leading biosimilars company. During their Symposia 2024 – Annual Supplier Conference, Stevanato Group was recognized for its resilience in ensuring supply continuity, even under adverse conditions. At the event, Stevanato participated in a panel discussion on “Circular Economy & Biopharma Supply Chain Management” sharing its strategic commitment to a sustainable development of business with its Circular Economy innovation on packaging and products. 23

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 3. Economic V alue Creation Direct economic value generated and 2024 2023 3.1 • Stakeholder distributed (€/000) [GRI 201-1] Value Creation (A) Total Economic value generated by Stevanato Group 1,126,623 1,092,619 (B) Economic value distributed by Stevanato Group 926,445 866,552 The creation and distribution of direct Operating costs – Remuneration to suppliers 560,371 528,215 economic value produced by Stevanato Remuneration to personnel 309,015 286,203 Group and the impact on key stakeholder Remuneration to lenders 14,349 8,010 categories. Remuneration of the public administration 42,552 43,863 This section, reported on an accrual basis, includes the Donations 189 261 basic components from Profit and Loss (P&L) statements for the global Group operations in accordance with GRI (A-B) Economic value retained by Stevanato Group 200,177 226,067 disclosure. Stevanato’s operational activities create value Amortization & Depreciation 78,036 78,480 for a wide variety of stakeholders, including: • Suppliers (operating costs); Loss on receivable 2,616 - • Personnel (wages and benefits as total payroll); Provisions and reserves 1,758 1,897 • Lenders (financial charges); • Public administration (such as taxes); Net Profit 117,766 145,690 • Communities (e.g. donations). In 2024, the economic value distributed by Stevanato between the value created and distributed equaled more Group totaled more than €926 million. The difference than €200 million. 24

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 4. Inno vation and Product Responsibility 4.1 • Stevanato Group Products, Technologies and Services Stevanato Group serves the pharma value chain with its two business segments: the Biopharmaceutical and Diagnostic Solutions, and Engineering. For a detailed representation of the Group offering please refer to Chapter 1. Stevanato Group refers to premium products in the Biopharmaceutical and Diagnostic Solutions segment as its high-value solutions. High-value solutions are products, processes and services for which the Group holds intellectual property rights or has strong proprietary know-how, and are characterized by technological and procedural complexity and high performance. High-value solutions can deliver significant benefits to customers in terms of performance including faster time-to-market, reduced total cost of ownership, and lower supply chain risk while providing added value to customers, and improving patient treatment and safety. 25

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 4.1.1 • Biopharmaceutical and Diagnostic Solutions Drug Containment Solutions Stevanato Group has a vast range of commercially available drug containment solutions geared towards specific biopharmaceutical requirements. ® Through the EZ-fill pre-sterilized platform, the Group can streamline its customers’ operations, reduce complexity in the aseptic filling process, and improve quality, allowing a reduction of the total cost of ownership. ® The EZ-fill configuration is available across all the product performance levels included in the Company’s drug containment solutions portfolio. A summary overview of the main performance levels is provided here: 26

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Drug Delivery Systems In recent years, Stevanato Group has strategically expanded its Drug Delivery Systems (DDS) Proprietary and licensed devices include pen injectors, auto-injectors and on-body delivery offering to include capabilities and services as an integrated solutions provider. The Company systems. is well-positioned to help its pharmaceutical partners commercially launch drug products with a delivery device that meets the needs of patients. Stevanato Group focuses on two main areas with regard to DDS: contract manufacturing, and proprietary and licensed devices. PEN INJECTORS ® Alina is a variable multi-use pen injector suitable for Through Contract Manufacturing, Stevanato Group provides customers with scalable fixed-dose therapies, based on Axis-D technology, exclusively manufacturing solutions for their drug delivery system programs. Customers can rely on: licensed from pen injector device expert Haselmeier (a medmix Brand). It is suitable for a broad range of therapeutic areas including diabetes and weight management. A flexible and versatile offering, covering different stages of device AUTO-INJECTORS development up to the final product. Together with Owen Mumford, Stevanato Group is providing ® Aidaptus , an intuitive disposable auto-injector solution that High-quality production standards with an ISO 13485 and ISO 15378 certified offers flexibility and speed-to-market for customers. Aidaptus Quality Management System and FDA-inspected facilities, ensuring compliance and will be manufactured by both Owen Mumford and Stevanato reliability. Group. A worldwide presence, with manufacturing in Europe and the U.S. and a global ON-BODY DEVICES purchasing network, fostering efficiency through shorter supply chains. ® Vertiva is a semi-reusable cartridge-based On-Body Delivery System composed of two parts: a single-use injection unit and a multi-use, smart controlling unit. It is optimized for the Ongoing exploration of sustainable materials and dedicated efforts toward administration of complex drug regimens from mid-high volume more sustainable manufacturing practices, aligned with Stevanato Group's cartridges. commitment to environmental responsibility. 27

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities IVD Solutions 4.1.2 • Engineering As a one-stop solution provider and manufacturer, the Group offers an integrated process, Stevanato Group’s vast portfolio of technologies and equipment includes state-of-the-art from product development to delivery of the final product, packaged, and sterilized as solutions for Life Science companies. needed, including point-of-care devices, in-vitro diagnostic consumables, and medical device • The Group specializes in fully automated glass converting machines, that are suitable for solutions. transforming glass tubes into vials, cartridges, syringes, and ampules. • The Group also provides flexible visual inspection solutions for containers filled with any drug, from transparent drugs to suspensions and from liquid to gels, powders, Analytical Services or lyophilized drugs. Its portfolio ranges from benchtop to semi-automated and fully automatic equipment. As a branch of Research and Development, Stevanato Group Technology Excellence Centers • Stevanato Group designs and manufactures medical devices assembly and packaging (TECs) focus on: equipment suitable for various stages, from device characterization with small-scale • Investigating the physical-chemical properties of primary packaging materials and production up to high-speed commercial assembly and packaging solutions. The components and studying the interactions between drug containment solutions and drugs. technology is suitable for devices, such as pen injectors, auto-injectors, wearable devices, • Providing laboratory services for engineering characterization and design verification and nasal sprays, and includes packaging solutions for cartoning, case packing, and of pharmaceutical packaging, medical devices, and components comprising combined palletizing modules, with integrated serialization and tamper-evident units compliant with products. the latest requirements. • Supporting customers in selecting the most suitable packaging for their active drug • All Stevanato Group equipment in operation is supported by a global after-sales substances and product platforms. organization: a 24/7 support service, that ensures continuous assistance to help customers resume production promptly as needed. Customer productivity is a top priority, and we Stevanato Group relies on a multidisciplinary team of highly skilled professionals, including, offer a team of support specialists who are available to provide expert trouble-shooting scientists, engineers, pharmaceutical chemists, and biotechnologists. Their knowledge and assistance in different areas of support: mechanical, electrical, automation, and vision. experience cover a range of specialized areas including drug containment solutions and drug delivery devices. 28

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 4.2 • Research & Development and Innovation Stevanato Group believes that one of its greatest challenges and opportunities ahead is to continue growing and supporting its customers through regenerative business innovation while making a positive impact that benefits all. Investment in research and development is a fundamental component of Stevanato Group’s growth and continued success as reported in 2024 Annual 20-F Filing. The R&D department works alongside Stevanato Group’s business segments to drive cross functional synergy and maximize value creation. Our R&D strategy is based on three fundamental pillars that focus and align the R&D team with the Company’s broader growth strategy. These pillars serve as the guidelines for the Group’s R&D divisions with each R&D project designed to contribute to and support one or more of these pillars. With regard to R&D and innovation products, Stevanato Group is committed to introducing sustainability concepts in its programs starting at the beginning of projects. Dedicated check lists for each new product/project are implemented and monitored to ensure that sustainability is embedded in the development of new products. For instance, this approach is applied at the concept design stage, at the materials selection stage and in determining how to extend the lifetime of the product or allow its reuse. 29

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities

4.2.1 • R&D for Drug Containment Solutions (DCS)

Stevanato Group's DCS team is dedicated to designing and developing syringes, vials, and cartridges that provide higher drug compatibility between the primary packaging and the drug products (i.e, with the lowest particle generation, reduced or even no extractable release, and metal-free options). The team is also responsible for the identification and development of Stevanato Group solutions for biologics needs, such as GLP-1s, mAbs and RNA-based drugs.

The DCS team strives to ensure compatibility between our primary packaging and the Group's proprietary and licensed devices, as well as the devices selected from customers, through appropriate testing and proper applicability of the drug delivery systems to the glass primary packaging options. Stevanato Group has also introduced new sustainability practices as part of its corporate sustainability and circular innovation measures, with an emphasis on identifying alternative materials and processes that provide more sustainable sterilization techniques while maintaining the overall performance of materials post-sterilization cycle.

As part of its corporate sustainability and circular innovation measures, Stevanato Group dialogues regularly with customers on a sustainable version of secondary packaging focused on biopolymers and recycled plastic, as well as packaging and process improvements to reduce related emissions and other sustainable measures. Stevanato Group aims to reduce emissions and the use of fossil resources. Ready-To-Use drug containers require single-use polymers for pharmaceutical secondary packaging (Nest and Tub), to help ensure sterility and processability. Indeed, a bio-circular version of polystyrene and polypropylene that is used to produce secondary packaging of syringes has been identified. The raw material for producing polymers is obtained from renewably sourced feedstocks derived solely from waste.

This reduces fossil resources consumption and emissions associated with the life cycle of the product while ensuring the same level of quality. Hence, Stevanato Group could be ISCC+ certification ready, as done in the past, in compliance with the mass balance approach, which helps support continued trust among customers and throughout the value chain.

Since its presentation on the market, Stevanato Group's EZ-fill Smart® is expected to offer a more environmentally friendly sterilization method than traditional Ethylene Oxide (EtO) sterilization, which can result in improved safety. It is intended to improve sustainability and increase packaging efficiency using biopolymers and recycled plastic.

In 2024, Stevanato Group concluded the Life Cycle Assessment (LCA) of some of its DCS product platforms. This rigorous process plays a pivotal role in making informed, data-driven decisions aimed at reducing the environmental impact of products. By pinpointing critical areas and designing future processes, the Group can quantify the potential benefits of sustainability initiatives and select the most promising ones.

In addition, Stevanato Group investigated how to improve the environmental impact of glass-based end-of-life drug containment solutions while identifying improved circular end-of-life solutions and creating upcycling solutions for glass-based products. In the past, Stevanato Group won first prize in an open innovation competition.

The Company's R&D department partners with the regulatory department to assess the impact of the Plastic Packaging Waste Regulation on the existing product portfolio and on the new products to be developed.

To minimize the use of secondary packaging, evaluations have been performed to develop new packaging formats, with the main goal of increasing the number of hosted glass containers within the same packaging volume, and minimizing related emissions.

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Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Stevanato Group is actively collaborating with the scientific community and universities to advance its scientific insight into the Group’s current and prospective product lines, as well as to provide its customers with the latest know-how on specific products. In certain research areas, including the chemical, physical, and morphological characterization of glass surfaces and drug interactions, Stevanato Group is cooperating with universities in Venice, Naples and Padua in Italy and the University of Colorado, U.S. ® Alina 4.2.2 • R&D for Drug Delivery Systems (DDS) ® Alina is a disposable, multi-use, and variable-dose pen injector platform for subcutaneous In addition to the activities related to drug containment solutions, Stevanato Group’s R&D administration of injectable therapies. The platform is compatible with established therapeutic ® department is also developing and expanding Stevanato Group’s Drug Delivery Systems regimens and innovative drug therapies beyond diabetes and weight management. Alina (DDS) portfolio. This includes developing innovative delivery solutions focused on usability, offers a range of customization from dosing and color selection to a more customized ® safety, performance and manufacturability. Some of the main projects include the Alina industrial design based on the needs of the pharmaceutical client. In 2024, the DDS team ® pen injector and the Vertiva on-body delivery system. Stevanato Group is also collaborating worked to expand the platform including new variants in the program. with Owen Mumford, an expert in the field of auto-injectors, for the industrialization and ® marketing of the Aidaptus device. 31

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities ® ® Aidaptus Vertiva ® ® Aidaptus is an innovative disposable auto-injector suitable for helping pharmaceutical Vertiva is an on-body delivery system (OBDS) composed of a smart, reusable controller and companies reduce risks during drug development and life cycle management, as it a single-use pod with a pre-loaded cartridge available in 3 mL or 10 mL volumes. The reusable accommodates both 1 mL and 2.25 mL syringes with minimal part changes, automatically part extends product’s lifespan to multiple uses and reduces product waste to support a more adapting to different drug fill volumes. The minimal change parts required for the different sustainable device solution. The device enables controlled self-administration of therapy pre-filled syringes reduces manufacturing complexity, thus offering sustainability advantages. while reducing unnecessary hospital stays. With the ability to deliver micro-precision basal ® An added value for patients is that the simple, easy-to-use device allows them to self- doses and full-content bolus injections, Vertiva is a highly flexible and customizable platform administer their therapy. suitable for a wide range of therapies. Many developments have reduced the system’s energy consumption, improving overall efficiency and extending battery lifetime. On sustainability and circular innovation measures, an environmental assessment of OBDS was conducted to identify key hot spots for improvement, aiming to reduce GHG emissions, energy consumption, and water usage. In 2024, a new sterility concept was developed to eliminate the need for device terminal sterilization, reducing the use of Ethylene Oxide (EtO) in the product. 32 32

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Inspection 4.2.3 • R&D for Engineering The Engineering department analyzes internal Inspection Digital Twin and external expectations to clearly guide product development in the following directions: high This product is a virtual simulation of the machine vision performance, quality and reliability, and smart and inspection process that aims to optimize and develop connected equipment. vision inspection recipes completely offline. In this way, the development is performed without any interruption to The Engineering quality management system is designed machine operations and grants upfront verification. to ensure that the manufacturing process can evaluate and accommodate the requirements of pharmaceutical companies. Good Automated Manufacturing Practice (GAMP), issued by the International Society for Pharmaceutical Engineering (ISPE), is used as a guidelines for the design and qualification of equipment. Every piece of machinery/equipment is developed and manufactured as a project, with tailored project management tools employed to oversee each phase and mitigate risks effectively. The Engineering division also contributes to the three R&D pillars, in particular, to process excellence & digitalization. The following are the main projects under Engineering R&D that are essential for promoting innovation and contributing to Stevanato Group’s continued success by differentiating it from its peers. 33

Stevanato Group | Sustainability | Economic Value | Innovation | Human Capital | Supply Chain | Environment | Local Communities

MAVIS™ Platform

The next generation in high performance inspection results, Mavis™ is designed to inspect up to 400 pieces per minute, and meets market requirements for flexibility, gentle container handling, easy maintenance and control, all in a compact footprint. The platform comprises MAVIS™ syringes, a model to inspect syringes, and the MAVIS™ Combi, for inspecting multiple container types on the same machine.

Flexible Software (SW)

The Group developed a visual inspection SW platform offering improved performance, usability, and flexibility. This platform decreases the overall total cost of ownership and false rejection rate.

Stevanato Group also utilizes hardware components and computers within Inspection Equipment to maximize computing power, while reducing the required space and overall number of devices.



Artificial Intelligence Platform

The Group has invested in the development of SG Vision AI, a platform based on trained neural network models. This platform aims to empower customers' capabilities in labeling items and improving final pharmaceutical visual inspection performance at their sites. The initiative is targeted at addressing the issue of false rejects and aims to make the process more efficient, with less waste.
AI analyzes the actual image of the product under inspection, relying on the features and criteria of accepted and rejected products learned during the training phase, thereby identifying the likelihood of the product belonging to one of these categories. It helps the inspection system be more robust to the variability in the product and/or variability coming through the process, compared with standard vision inspection systems. In 2024, the Group introduced neural network models into various processes, from forming processes to predictive maintenance tools and production optimization platforms. The benefits included a reduction in false rejects, thereby reducing overall wastage and making production more sustainable.

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Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Assembly Digital Twin Manufacturing Intelligence (ColleQX) The Group has a unique capability of matching the ColleQX was developed in cooperation with a customers’ needs for manufacturing requirements pharmaceutical company to create the best solution for enabling them to reuse existing production facilities for data collection and analysis. Enhanced data quality can new purposes. This customization is achieved by adapting help highlight essential preventive maintenance activities the existing design using digital twin technologies. The and performance improvements. digital twin technology enables a reduction in material consumption when commissioning new machinery by The system’s goal is to integrate existing data sources testing on virtual machines instead of physical ones. This not only to display overall equipment effectiveness (OEE) also helps identify design challenges and avoid reworking but also to suggest methods to enhance the production machine design. process. It enables a streamlined shop floor with decision support for various job functions, including operators, technicians, and specialists, utilizing data from actual production. Moreover, the system is ready to enter even the glass production line sector, providing a booster tool for continuous improvement teams. 35

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Glass Converting and Manufacturing Processes Lines Development to improve costs, Ready-To-Use (RTU) Vials productivity and sustainability ® Stevanato Group is developing new manufacturing lines The EZ-fill Smart platform is the Company’s latest to reduce capital expenditures and industrial costs, development in the advancement of RTU vials. ® increase productivity, and improve in-line quality control. All the equipment for Stevanato Group’s EZ-fill Smart The Engineering Segment has made significant strides platform is designed and manufactured in-house. The in innovation during 2024, focusing on mitigating the platform leverages greater manufacturing automation carbon footprint impact of its equipment manufacturing, to increase productivity and reduce human error. ® particularly in the realm of glass modification reliant on Additionally, EZ-fill Smart features no glass-to-glass and fossil fuels. The Company has been exploring alternative no glass-to-metal contact, which improves the quality and technologies to traditional manufacturing processes, integrity of the vials throughout the product life cycle. such as laser-based innovations. Laser technology offers precision and efficiency, reducing energy consumption and material waste while maintaining the high quality and reliability that characterize Stevanato Group’s products. This has involved collaborations with research institutions, engaging with experts in material science, and fostering partnerships with startups. 36

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Expanding Manufacturing Intelligence 4.2.4 • Analytical Services Platform (ColleQX-based) to Glass Converting and Visual Inspection Stevanato Group’s Technology Excellence Centers (TECs) worldwide academia, contract research organizations, Stevanato Group is expanding its ColleQX-based employ more than 40 people located in Piombino Dese and public or private institutions to identify the next- Manufacturing Intelligence Platform, initially developed (Italy) and Boston, MA (U.S.) and they possess broad generation technologies (products and processes) for assembly processes, to include glass converting and experience in chemistry, engineering, physics, materials associated with medical devices and combination visual inspection machines. ColleQX is a data collection and pharmaceutical sciences. Their research and expertise products. More recently, alongside university partners, and analysis platform that enhances production efficiency focus on the following: we have begun studying the interaction between through real-time insights, helping to monitor equipment • Studying drug interactions with the drug containment specific drug product formulations and primary performance, identify areas for improvement, and enable solutions (primary packaging and add-on components) containers. predictive maintenance. This expansion will provide to generate technical and scientific data to help operators and technicians with deeper visibility into critical customers define the optimal drug containment or processes, ensuring consistent quality and optimizing delivery solution for drug treatments. The containment resource use, thereby reflecting Stevanato Group’s and delivery solution is an integral part of the drug commitment to smart technologies and operational product itself and is included as part of the regulatory excellence. filings. We also provide the analytical and scientific support required to obtain the relevant regulatory authorizations. • The design, development, validation, and execution of engineering and verification testing of medical devices and combination products. The TECs have implemented innovative tools to support the understanding of phenomena (e.g., mathematical modeling) that have been or will be used to de-risk the development initiatives of the new product platforms within Stevanato Group. Furthermore, the TECs have continued to support the strategic collaboration with 37

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 4.3 • Product Quality and Responsibility and delivering it to the patient community. The customized solutions provided vary depending As a commitment to the production of high-quality products, Stevanato on the characteristics and chemical composition of the pharmaceutical products, logistical Group has adopted a Group Quality Policy aiming to collaborate with needs (e.g., transport and shelf-life), factors such as the designated patient community its customers throughout the life cycles of their products, from concept (potentially including the geographic location), and specific regulatory requirements. development to commercialization and post-sales support. This policy reflects the Group’s dedication to delivering high-quality The containment and delivery solution provided is an integral component of the drug product products, advanced technologies, and services that fulfill and anticipate itself and part of the regulatory filings required to approve drug product marketing and its customers’ needs and ISCC+ certification readiness, which can allow commercialization. Hence, the quality and dependability of drug containment and delivery a chain of custody for the processing of sustainable materials along the solutions is critical to obtaining commercialization and marketing approval from regulatory value chain. agencies. As a result, it is often the case that drug product containment and delivery solutions cannot be changed without amending the regulatory filings that have been specifically The Group is committed to creating high-quality systems, processes and services that enhance approved by the relevant regulatory agency. the integrity of medicines. To ensure product quality, Stevanato Group meets certification standards, please refer to section 2.2. In particular, the readiness for ISCC+, as a globally In 2024, Stevanato Group neither initiated a recall from the market nor received any formal recognized certification system for recycled and bio-circular materials, could allow the communication from a third party regarding initiating a recall from the market due to our compliance with social and environmental sustainability criteria. This certification could help product. to ensure compliance, with checks at every point in a supply chain to establish integrity and clear evidence of sustainable materials processing. In addition, this certification could enhance our product portfolio as the Group broadens its sustainable development practices when the market is ready to pursue a regenerative business innovation. Every employee in the Stevanato Group, at all levels, is accountable and strives to ensure the continuous improvement and effectiveness of Stevanato Group Quality Management System and Stevanato Group Quality Policy to maximize the quality and integrity of the Group’s products. Drug containment, diagnostic, and delivery solutions have often come from years of collaboration with customers to develop the optimal method for containing a drug product 38

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 5. Human Capital 5.1 • Stevanato Group’s Human Resources 2 self-development for all candidates, while ensuring Management strategy . Values and Guiding Principles are the fairness and inclusivity in the selection process. cornerstone of harmonious interactions • People development: Offering paths to learning and These Values and Guiding Principles, along with a focus at Stevanato Group and the roots of our development that nurture and retain talent and support on customer centricity, are the essence of our corporate leadership in excellence. We foster a the Group’s growth. Training courses that bolster culture, which the Group is committed to disseminating culture that respects Diversity, Equity technical, managerial, and organizational skills to and promoting through dedicated training and & Inclusion and encourages individual support employees’ continuous improvement and tools communication campaigns. contributions, rewarding merit and that assess employee performance help individuals measurable achievements. The Group’s constantly evolve and pursue their personal objectives. The Group is guided by legislation and international policies focus on ensuring fair treatment in • Engagement and reward: Implementing clear policies principles and is committed to maintaining a climate of terms of compensation, benefits, and career to reward merit and measurable achievements in a trust and respect that promotes inclusion and team spirit. development and embrace gender diversity transparent, equal and fair way while guaranteeing The Code of Ethics sets out the standards of conduct as the first step of the journey. welfare programs that support employee well-being identified by the Group. and promoting a social environment that creates a Stevanato Group’s human capital management strategy sense of belonging, valuing diversity at all levels and All stakeholders shall respect the Guidelines that represent endeavors to build a strong team and foster the Group’s locations. the Company’s pillars of business: legality, fairness, anti- sustainable growth through the following key areas of discrimination, professionalism, transparency, market intervention: Our Values and Guiding Principles serve as common abuse prevention, diligence and commitment in daily • Talent attraction and acquisition: Attracting talent ground and a compass for the Group’s Human Capital through competitive offers in terms of career and 2 See section 1.3 Mission, Vision and Values for further details. 39

Stevanato Group | Sustainability | Economic Value | Innovation | Human Capital | Supply Chain | Environment | Local Communities

GRI 405-1: Number of employees by professional category and gender %

Employee category	as of December 31, 2024			as of December 31, 2023		
	Male	Female	Total	Male	Female	Total
Director	84.6%	15.4%	**1.4%**	85.7%	14.3%	**1.4%**
Manager	73.6%	26.4%	**4.1%**	74.7%	25.3%	**3.9%**
Non-Managerial Positions	59.2%	40.8%	**94.5%**	58.8%	41.2%	**94.8%**
Total	**60.2%**	**39.8%**	**100.0%**	**59.7%**	**40.3%**	**100.0%**

work execution, corruption prevention, privacy, health and safety, integrity, sustainability and environmental safety.

As a multinational organization, the Group manages people of different nationalities, genders, and cultures, all of whom work together in a climate of mutual respect. The objective is to promote an inclusive approach that encourages creativity and innovation, contributing to the development of multicultural human capital with different backgrounds and characteristics.

A positive work climate at all Group facilities is ensured through dialogue and the sharing of opinions and ideas. The Company offers the possibility of membership of trade unions and the right to collective bargaining, in compliance with respect for human rights and diversity. It also adheres to work hours in line with regulations and ensures that its employees' needs are met (e.g., sick leave, etc.). Human resource statistics have been reported using the headcount methodology at the end of the reporting period. For an overview of the distribution of employees by region (Italy, Rest of EU, and extra-EU), please refer to the table reported in the Annex section of this document.

As of December 31, 2024, Stevanato Group had 5,521 employees. The majority were in Non-Managerial Positions at 5,216, followed by 227 Managers and 78 Directors. In 2024, considering categories of Directors and Managers, the female managerial positions on total managerial positions were 23.6%.

Gender divisions are summarized in the table above. The Group acknowledges that diversity and inclusion are vital prerequisites for building an equitable, effective, and successful organization. This is in line with Stevanato Group's Values and Guiding Principles as well as with the Group's strategy to create the best team possible by employing a diverse blend of individual skills, competencies, cultures, personal attitudes, and strengths.

For this purpose, Stevanato Group fosters a culture that values diversity, equity, and inclusion in all the locations in which the Group operates and promotes staff well-being through globally competitive compensation and welfare programs.

The Company is committed to ensuring fair treatment in terms of compensation and benefits, in addition to opportunities for career development, regardless of gender, age, ethnicity, disability, sexual orientation or religion, in all of its sites.

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Stevanato Group | Sustainability | Economic Value | Innovation | Human Capital | Supply Chain | Environment | Local Communities

GRI 405-1: Number of employees by professional category and age category %

Employee category	as of December 31, 2024				as of December 31, 2023			
	<30 years	30-50 years	>50 years	Total	<30 years	30-50 years	>50 years	Total
Director	0.0%	60.3%	39.7%	**1.4%**	0.0%	64.9%	35.1%	**1.4%**
Manager	1.3%	73.6%	25.1%	**4.1%**	1.4%	77.4%	21.2%	**3.9%**
Non-Managerial Positions	22.6%	60.5%	16.9%	**94.5%**	25.0%	59.6%	15.3%	**94.8%**
Total	**21.4%**	**61.1%**	**17.6%**	**100.0%**	**23.8%**	**60.4%**	**15.8%**	**100.0%**

The Group prioritizes diversity, starting with the talent acquisition process, and follows guidelines to ensure that CVs represent both male and female profiles, thereby guaranteeing a diverse and balanced interview team. The Group is committed to a journey toward growing inclusion, starting with gender diversity, by regularly monitoring progress on gender balance KPIs. In the coming years, this journey will encompass broader forms of inclusion (cultures, religion, disability, etc.).

In 2024, the majority of Stevanato employees were aged between 30 and 50 years of age. In general, the search for new hires in the production area focuses on candidates with a technical and mechanical degrees. For staff positions, the primary background required is a three-year degree or master's degree in Engineering or Biotechnology, followed by Mathematics, Chemistry and Economics. The above-mentioned company growth program is part of a broader integrated human resources development project supporting Stevanato Group's Vision and business plan. The majority of employees in the Group are employed with permanent contracts (90.2% of the total Group employees). Note that the contract type for each employee is defined by the specific national laws of the country in which the resource is based.

Stevanato Group pays special attention to the needs of its employees, supporting working conditions and flexible hours for those who need them. The total percentage of employees working part-time in 2024 was 2.6%.

Of the total headcount of female employees, 5.3% had a part-time status as of December 31, 2024.

Depending on the countries in which the Group operates and their local laws, working relations are regulated by national or corporate collective labor agreements or existing legislation. As of December 31, 2024, 77% of the Group's employees were covered by collective labor agreements. Employees not covered by collective bargaining agreements are employed under company or individual contracts based on local market standards and practices.

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Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 5.2 • Employee Management and Development By investing in its people and fostering a culture that values individual contributions, the To navigate an ever-changing market and fulfill Stevanato Group’s Group is building a resilient and agile team capable of meeting the challenges of today and mission, the HR Department’s primary strategic objective is to build the tomorrow, ensuring the long-term success of our company. strongest possible team to support the Company’s growth. A cohesive and efficient team is a vital asset, driving success by leveraging the The Annual People Development Cycle unique talents and strengths of each individual. Stevanato Group strengthened and refined its existing processes to align with these priorities, establishing a clear path for continuous development and long-term success. We are dedicated to fostering both personal and professional growth, ensuring favorable working conditions, and creating an environment in which diversity and individual performance are recognized and valued. Through our structured performance management process, we provide tailored development pathways that enable employees to realize their full potential by enhancing their skills and knowledge. The management team has defined this as a strategic priority, allocating substantial resources to develop a competent and engaged workforce. Stevanato Group’s remuneration policy underscores our commitment to fairness and transparency. Guided by the principle of meritocracy, we ensure equal opportunity for employees by consistently monitoring of market compensation trends and through alignment with our professional framework, which encompasses technical, professional, and managerial roles. Compensation is determined by a combination of qualitative factors, such as adherence to predefined performance steps and alignment with the Company’s values, and quantitative factors, including the achievement of specific KPIs. 42

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities

Stevanato Group considers ongoing employee training and development an essential part of the Company philosophy. The continuous development of specialized skills and abilities not only maintains the Group's competitive advantage but also ensures that its customers receive technical solutions in line with their needs, both in terms of quality and innovation. The Learning & Development (L&D) department manages and coordinates training and development activities at the Corporate Level. The Annual People Development Cycle involves mainly workers in office at global level and is made up of three milestones: Performance Appraisal, Talent Review and Succession Planning. Performance appraisals begin with a goal-setting phase, to be done by the managers at the beginning of the year by following the SMART methodology, in line with role-related needs and business needs.

Goal setting defines what can be expected from people and how they can contribute to the achievement of the Company's goals. It provides individuals with a clear vision of the expectations related to their role, in line with Company objectives and priorities, and fosters the creation of a culture oriented towards responsible people development. Over the year, there is continuous monitoring of the progress of the goals to reinforce, and support the efforts made by individuals in the pursuit of those same objectives throughout the year, with priorities and resources modified according to the upcoming changes. The purpose of mid-year discussion is to provide the employee and manager with the opportunity to conduct open and honest communication based on facts, which will facilitate improvement, development, and growth. During this meeting the manager shares a plan with each collaborator, defining what resources and actions are needed to develop the competencies to bridge the professional gaps.

At the end of the year, managers evaluate their team members on (i) the goals previously set, (ii) six Competencies, and (iii) five Guiding Principles. Collaborators also carry out self-evaluations, and this comparison stimulates the discussion during the feedback moment, through an open and transparent dialogue. The purpose is to provide an opportunity to foster motivation and engagement by sharing feedback on yearly performance and setting expectations for the following months and finally creating a formal occasion to reinforce positive behaviors and correct ineffective ones.
The Talent Review allows the Group's talent to be identified, and the Succession Planning phase leads to identifying and developing the talent pool for key positions that have a significant impact on the mission of the organization. Training is a fundamental process that starts at the very beginning of an employee's professional career. In addition, EHS training is provided during the probation period and repeated according to the frequency and manner prescribed by law. During 2024, the Group provided 20,373 hours of employee training related to EHS and required by law and 88,334 hours of training on the Quality Management System, which is explained in detail in the following section. The Group's remaining training activities classified as "not mandatory" amounted to 36,804 hours and included training in induction, language skills, technical skills, soft skills, job instruction, and training related to corporate initiatives. In total, the Company provided 145,511 hours of training during 2024.

Quality Training

In compliance with ISO Standards and the applicable principle of GMP (Good Manufacturing Practices), Quality Training is provided regularly and mapped for all employees. In relation to GMP, the training includes the risk of contamination and cross-contamination, potential hazards to the end-user and/or patient, and the impact of any deviations from specified procedures, processes, or specifications on product quality or to the end-user. In addition, specific training in microbiological and particulate contamination and the potential risk of contamination to the patient is provided to select employees.

Corporate Initiatives

At Stevanato Group Company Values and Guiding Principles are considered the heart of any Learning and Development Initiative. In 2024, the Annual People Development Cycle (APDC) evaluation process has been enriched with new elements. Dedicated workshops have

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been run to reinforce the importance of this yearly cycle and the power of a transparent conversation between manager and direct report, also in a cross-culture environment. Furthermore, during 2024, the Group continued the program aimed to foster and strengthen a Customer-Centric Mindset through the involvement of a selected number of Ambassadors that raised awareness and sensitized a bigger population on the importance of a Customer Centricity approach. The program foresees the inclusion of all Stevanato Group employees. The Company recognizes that managers are one of the most important assets for the success and the sustainability of the Group. For this reason, we dedicate time and resources in designing a new customized program that will reinforce leadership competencies at all levels and will equip "people managers" with updated skills, critical to running the new challenges and leading the continuous growth the Group is facing.

Moreover, the Group's Graduate Program offers to recent graduates two job rotations and the development and presentation of a work project.

Finally, "Lean Six Sigma" and "SG STEPS" programs have been developed to further upgrade and improve Stevanato employees' skills:

- Lean Six Sigma is a training program designed to enhance employees' skills and competencies, ultimately improving efficiency, speed, and execution quality. The program is aligned with the Annual People Development Cycle (APDC), and in 2024, the Company engaged approximately 300 selected employees in a structured certification process. This program contributes as a key enabler of business benefits, including enhanced safety, progressive quality, cost savings, increased productivity, and higher customer satisfaction.
- SG STEPS involves employees at sites, aiming to provide a common model for all processes, driving the transformation towards Best-in-Class Operations Management. The program consists of key building blocks, with the "Education & Training" pillar focused on developing skills and fostering organizational growth to nurture and retain talent, in alignment with the SG STEPS journey. In 2024, employees trained through this program played a crucial role in project execution, providing the benefits of upskilled employees to the Group.

Benefits in Stevanato Group

Stevanato Group is currently implementing benefits policies at all of its sites worldwide. The main topics covered by such policies are the following and vary according to local laws and regulations:

- Maternity and family support (e.g., some countries guarantee a fragility and birth bonus, or an extended maternity leave period);
- Healthcare;
- Disability (e.g., permits for taking care of disabled/ill minor children, or retention of the job until full recovery in the event of life-threatening illness requiring ongoing treatment);
- Trade unions (in almost all countries of the Group);
- Retirement and pensions (in almost all countries of the Group);
- Insurance;
- Flexibility, work-life balance, and wellbeing (e.g., several sites have emotional wellbeing programs with psychological support provided by a dedicated professional).

Partnerships with Training Institutes and Universities

Stevanato Group is strongly committed to discovering and cultivating employees of the future. To this end, the Company promotes close collaborations with schools and universities to establish school-work alternation and internship opportunities, and other forms of collaboration for both hiring and research purposes, research grants and fellowships and joint laboratories. The Group regards these esteemed partnerships as a pivotal element of its sustainability strategy, as they directly improve students' career prospects and their placement in the labor market. Over the years, the Group has initiated various collaborations with schools and universities in the areas where the Company's sites are located. Locally based partnerships are the best way to promote the Company and attract talent. In 2024, a workshop with a U.S.-based university business school was completed to give relevant leadership-related outputs to some of the Group's people managers and senior directors.

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5.3 • Occupational Health & Safety

Stevanato Group is committed to operating its business under the principles of ZERO accidents, safe behavior and the highest work environment standards.

Stevanato Group prioritizes the Health and Safety of its employees through physical and mental harm prevention and promotion of employee health.

The Company complies with occupational Health and Safety regulations, a Code of Ethics, and the Group's EHS Policy and Guidelines. Risk assessments are regularly performed to detect and assess workplace hazards, and to engage employees in the development, implementation and performance evaluation of occupational Health and Safety management systems.

Stevanato manages various aspects of health, safety, and environmental impacts through its EHS Policy, management system corporate policies, reference standard procedures, and supporting documents. Stevanato Group companies are mostly ISO 45001:2018 certified (for details, please see section 2.2). At the Group level, EHS is overseen by the headquarters' EHS Group Director, while local site EHS Coordinators ensure the implementation of Group policies and programs. Each entity establishes a documented training program, allowing employees to acquire the necessary EHS skills. Stevanato provides EHS education and training to all employees (20,373 hours WW in 2024).

Employees and their representatives' participation and consultation in the development, implementation, and evaluation of the occupational Health and Safety management system are obtained through:

- involvement and prior consultation regarding the identification of hazards, risk assessment, control measures, preventive measures and accident analysis;
- involvement in the development and revision of EHS policies, objectives and goals;
- periodical meetings held in accordance with the frequency and method of the local legislation.

Employees are requested to inspect workplaces for potential risks every day, before starting work or a new job, reporting each hazardous condition via TAG formats. The Improvement Team on Safety, led by the department of Supervisors, addresses follow-up activities and corrective-action tracing. Monthly safety inspections of responsibility areas are performed by Supervisors and Shift Leaders, with checklists periodically reviewed by local Top Management. Formal investigations of incidents with no serious consequences are led by department leaders, with the involvement of Top Management as needed. Corrective actions are taken to avoid repeating accidents, and injuries are reviewed by the HQ EHS dept. HR and the local EHS Coordinator support injured employees' return to work via a re-entry program.

Employees use a TAG system for reporting unsafe acts, behaviors, and near misses, which are clearly posted in working areas or departments. The Improvement Team analyzes reported events weekly, identifying root causes and assessing opportunities for improvement or corrective actions. The Company's medical service periodically visits

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GRI 403-9: Occupational Health & Safety Rates and Injuries[1]

Work related injuries	2024	2023
Number of recorded work-related injuries	46	75
Number of high-consequence work-related injuries (excluding fatalities)	–	–
Number of fatalities as a result of work-related injury	–	–
Number of worked hours	9,277,389	9,534,140
Rate of recordable work-related injuries[2]	4.96%	7.87%
Rate of high-consequence work-related injuries (excluding fatalities)	–	–
Rate of fatalities as a result of work-related injury	–	–
Rate of total injuries occurred at work	4.96%	7.87%

1 The scope of Health and Safety data includes employees only. In 2024, there were 3 injuries with no high consequences among external workers.

2 The KPI has been calculated with the following formula: (Number of recordable work-related injuries : Number of hours worked) x 1,000,000, equivalent to LTIFR (Lost-Time Injury Frequency Rate).

to prescribe medical protocols for residual risks based on a risk analysis of tasks, which are reviewed cyclically.

In some Group entities, employees have access to additional healthcare insurance that includes agreements with third-party providers with reimbursement of expenses and services. Furthermore, in compliance with legislative requirements, all the Group companies provide periodic mandatory medical visits carried out by an assigned doctor, who assesses employee health and job suitability. Stevanato Group companies also organize initiatives aimed at promoting health through diverse, free-of-charge medical care services. Several health promotion campaigns have been carried out to promote awareness and good practices such as flu vaccination campaigns, medical issues and cardiovascular disease prevention campaigns, cancer prevention campaigns, safety training programs, and initiatives promoting a healthy lifestyle. For further details, please refer to the corporate website's ESG section.

The Stevanato Group Program continued in 2024 with eight pillars and included a "zero injuries" long-term safety policy for promoting proper Health and Safety conduct at all levels, supporting a World Class Operations Management (WCOM) transformation that meets the demands of customers at the global level. In 2024, there were 46 work-related injuries at the Group level, with zero high-consequence injury cases; no work-related fatalities were reported.

The most common injuries reported were slips, trips, falls and cuts from handling glass products and equipment. Hazards include slippery surfaces and uneven footing, which are identified and eliminated through the accident investigation procedure.

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6. Supply Chain and Procurement

6.1 • Responsible Supply Chain & Procurement

Stevanato Group aims to have an optimized and risk-mitigated supply chain and manufacturing network with a diversified supplier base and ongoing engagement with key partners.

Stevanato Group's supplier selection process and purchasing conditions are inspired by the values and criteria of competitiveness, objectivity, respectability, correctness, impartiality, fair pricing and quality. Procurement processes aim to achieve competitive results for the Group while ensuring fairness and impartiality towards every supplier in possession of the necessary prerequisites.

The contractual relations with Stevanato Group are subject to an initial assessment at the time of purchase and are regularly monitored. The Company has specified analytical purchasing rules that establish the contractual conditions, and govern the purchase of raw materials, semi-finished products, or preparations and services.

Stevanato Group's supply chain is composed of more than 5,200 suppliers, of which more than 600 are equivalent to about 90% of spending. Stevanato Group works incessantly to meet pharmaceutical quality and regulatory industry standards for products and services. To do so, it carries out quality control audits on its suppliers by following specific procedures designed by Stevanato Procurement functions focused on documentation management, production processes, and other factors. Stevanato Group is also audited by its own corporate customers.

Since 2021, Stevanato Group requires all suppliers to adhere to its Code of Conduct[3]. Adherence ensures compliance with existing laws, loyalty, professional rigor, and correctness as well as respect for the environment, human rights, and workers' rights. Any conduct that differs from these principles could result in the termination of the business relationship or be a precluding factor for additional collaboration. Stevanato Group requires its suppliers and service providers (in terms of legal compliance) to comply with the statutory requirements of the applicable legal system and with the recognized international standards of ethical

3 The Group mandates suppliers to follow legal and ethical standards, promote equal opportunities, prevent any forms of child labour as per ILO conventions. Regarding employees' safety, the Code highlights the need for suppliers to take responsibility for staff by implementing precautionary measures, preventing accidents and providing H&S training. Finally, suppliers must follow environmental laws and regulations, secure and maintain required environmental permits, operate sustainably, reducing energy use and emissions, promote waste recycling and handle hazardous materials according to the law.

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Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities conduct. Hence, Stevanato’s procurement practices towards suppliers are continuously reviewed to ensure alignment with the Supplier Code of Conduct and to avoid potential risks and conflicts with ESG requirements. Since 2021, Stevanato Group has collaborated with EcoVadis on an ongoing basis. With EcoVadis’ support, Stevanato Group mapped out and prioritized its supplier base by ESG topics and related risks, including climate-related issues, with the goal of monitoring their environmental and social responsibility throughout the value chain. Through EcoVadis platform, it is provided suppliers with training, education programs, benchmarks and corrective actions plan. In addition, a supplier questionnaire is distributed to suppliers, including an ESG section survey. Based on the collected data, Stevanato Group requests deep dives and corrective actions where necessary. Stevanato Group has mapped its supplier base, focusing specifically on the most significant suppliers based on expenditures. Moreover, through the EcoVadis program, Stevanato Group has trained its Group’s buyers and/or internal stakeholders, as per their roles, on ESG topics and the importance of using EcoVadis platform. By the end of 2024, 229 suppliers (more than 52% of total Supplier Base spending) had been assessed. The results of the assessment showed an overall score of 56.6 based on reviews of all 229 suppliers, as shown in the table below. Stevanato Group has higher than average scores across all four areas compared to the EcoVadis benchmark. In addition, 77% of suppliers have a score above 45. Stevanato Group started to require corrective action plans for suppliers with an EcoVadis rating below a pre-determined threshold, which is equivalent to about less than 10% of the suppliers assessed. Moreover, periodic monitoring is conducted for suppliers whose rating exceeds this threshold to ensure ESG oversight. 48

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Score Distribution Finally, suppliers have been divided by location, taking into consideration their registered offices, and defined as local or not in comparison to Stevanato Group’s presence with its sites. For the drug containment solutions business, the Italian sites were included in the scope of the analysis. According to the analysis, the distribution of their procurement expenses for glass suppliers is linked mostly to Italy, with a value of 49%, followed by the rest of the EU with 44%, and extra-EU, with 7%. For the In-Vitro-Diagnostic (IVD) business, the Company included in the scope of analysis the site in Germany. Of its suppliers, 72% are in Germany, followed by the rest of the EU with 21% and extra-EU with 7%. Finally, for the Engineering Segment, the companies in the scope of analysis included the Italian and Danish sites. Analyzing the Italian site, almost all expenses are connected to Italy with a value of 92%, followed by the rest of the EU, with 6%, and extra-EU with 2%. The majority of Stevanato Group expenses in Denmark are local, with a value of 90%, followed by the rest of the EU, with 9%, and extra-EU with 1%. Combining the two companies, EU purchases represent 99% of the total expenditure. 49

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 7. Environment 7.1 • Stevanato Group’s 7.2 • Energy Consumption and Commitment to the GHG Emissions Environment Stevanato Group relentlessly seeks to reduce any negative Attention to the environment is one of the priorities of the environmental impact of its processes and products. Accordingly, the Sustainability Group Strategy. This includes managing its energy Group aims to deal with climate and nature-related risks through the consumption. optimization of natural resource consumption, improved efficiency, According to work conducted as part of the Sustainability Strategy - in particular, on the and innovative solutions, as reflected in the Group’s EHS policy. development of the plan to reduce GHG emissions - Stevanato Group performed energy audits and analyses in order to identify the causes of inefficiency and find solutions. To monitor its environmental footprint, Stevanato Group set up a global management system For companies in the drug containment solutions business, the main energy sources are that identifies potential risks, enacting preventive measures and attentive supervision. The natural gas and electricity, whereas for Drug Delivery Systems, In-Vitro Diagnostic Solutions, Environmental Management System is compliant with ISO 14001; for details, please see and the Engineering segment, the main energy vector is electricity. section 2.2. Additional consumption derives from diesel and gasoline fuel both for heating and for Stevanato Group has identified the possible environmental impact areas of its business emergency electrical generators in the drug containment solutions sites in Piombino Dese, through the Materiality Analysis (see section 2.1 Approach to Sustainability), which includes Brazil, and Mexico, and for transportation of the Company’s logistic vehicles and company energy consumption, GHG emissions, water management, and waste management. The cars. To foster sustainable mobility, the Group began upgrading its company fleet to hybrid Group regularly monitors and manages these impact areas to ensure compliance with the vehicles in 2021. ruling legal requirements of the countries in which it operates. 50

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Stevanato Group has introduced a number of initiatives 1 focused on mitigating energy consumption: GRI 302-1: Energy consumption within the organization • Carried out several efficiency measures at sites; Types of consumption [GJ] 2024 [GJ] 2023 [GJ] • Progressed on the sourcing of renewable-based electricity through Guarantees of Origin in both Danish Natural Gas (non-renewable sources) 832,242.5 871,593.2 and Italian sites; Diesel (non-renewable sources) 5,557.1 5,914.5 • Improved lighting systems through investment in LED technologies; Gasoline (non-renewable sources) 5,180.4 4,433.9 • Installed photovoltaic energy systems that became LPG (non-renewable sources) 530.5 601.0 operational in 2024 in Italy, Mexico, and China. Liquid fuels (non-renewable sources) 11,268.0 10,949.4 The table summarizes the organization’s annual energy Electricity purchased 507,079.2 468,364.0 consumption. Energy consumption in 2024 was fairly from renewable sources (with certificate of origin) 114,030.0 56,322.0 stable compared with 2023. In 2024, renewable- based electricity was about 23% of total electricity use. from non-renewable sources 393,049.2 412,042.0 Meanwhile, Stevanato Group had a significant increase of Electricity from photovoltaic systems (self-consumed) 2,297.6 68.1 the self-produced energy from photovoltaic panels thanks Electricity purchased and internally produced by 509,376.9 468,432.2 to the installation of panels in the China and Mexico sites. photovoltaic systems On the next page are the main types of emissions related to the above-mentioned energy sources. In particular, Thermal energy 541.4 427.9 to report greenhouse gas emissions, Stevanato Group Total energy consumption 1,353,428.9 1,351,402.6 has joined the Greenhouse Gas (GHG) Protocol, which distinguishes emissions between Scope 1, direct emissions of which from renewable sources 116,327.6 56,390.1 associated with sources owned or controlled by the of which from non-renewable sources 1,237,101.2 1,295,012.5 Group, and Scope 2, indirect emissions deriving from the consumption of purchased energy. In compliance with GRI Reporting Standards, emissions are calculated according to location and market 1 Conversion factors for all fuels are taken from DEFRA 2024 and 2023. 51

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities

methodologies using appropriate emission factors. Specifically, emissions are calculated by directly measuring the relevant energy source and the conversion into GHG to determine the value of the CO_2 equivalent.

The location-based method reflects the average GHG emissions of grids on which energy consumption occurs, using mostly grid-average emission factor data, while the market-based method reflects emissions from electricity that an organization has purposefully chosen. Regarding Scope 2, the market-based method, part of GHG emissions related to electricity were avoided by using renewable-based sources in Italy and Denmark, as defined by GRI Standards.

In sum, in 2024, the Group registered a value for total emissions (Scope 1 and Scope 2 market-based) of 94,011.0 tons of CO_2, stable if compared to 94,539.2 tons of CO_2 in 2023.

GRI 305-1: Direct greenhouse gas emissions (Scope 1)[1]

From non-renewable sources	Unit	2024	2023
Natural Gas	t CO_2 eq.	42,304.0	44,311.8
Liquid Fuels	t CO_2 eq.	717.8	702.1
Refrigerant Gas	t CO_2 eq.	482.2	510.9
Total direct emissions by GHG (Scope1)	**t CO_2 eq.**	**43,504.0**	**45,524.8**

1 These figures have been calculated using DEFRA 2024 and 2023 emission factors according to the GHG Protocol methodology. The consolidation approach for the Group's emissions is the operational control. Figures refer to CO_2 equivalents when available. Data are presented without consideration of any offsetting instruments.

GRI 305-2: Indirect greenhouse gas emissions (Scope 2) – Emissions calculated according to the "location-based" and "gross market-based" method[1,2]

Scope 2	Unit	2024	2023
Electricity – Location-Based	t CO_2 eq.	47,519.9	43,444.9
Electricity – Market-Based	t CO_2 eq.	50,507.0	49,014.4

1 The conversion factors used for Scope 2 – Location-Based method – are taken from TERNA.

2 The conversion factors used for Scope 2 – Gross Market-Based method – are taken from European Residual Mix: AIB 2023. When an AIB emission factor is not available, conversion factors are taken from Terna.

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7.3 • Water Management

Water management is a key aspect of the Company's environmental approach and a significant topic noted by Stevanato Group stakeholders in the Materiality Analysis in relation to the following:

- Defining strategies to increase efficiency and reduce water use, especially for the Group's production activities, including water reuse and recycling methods.
- Implementing and monitoring effective measures for the correct management of industrial waste-water discharge, especially discharges containing dangerous substances, in full compliance with current regulations.

Stevanato Group draws 58% of its water from local underground sources, with the remaining 42% coming from the public water supply. Water is used in the production process in the following operations:

- Washing and sanitizing semi-finished glass products for pharmaceutical companies;
- As a carrier fluid in cooling systems;
- As a cleaner for hygienic uses;
- For catering in the Company canteen.

Companies in the DDS, IVD, and Engineering segments use water almost exclusively for hygiene, cleaning, and catering purposes. The water used in these sites comes from public services. The sites that are ISO 14001 certified are reported in section 2.2. Overall water usage is assessed according to the protocols dictated by certification standards as part of the environmental impact analyses. The data obtained are periodically reviewed by the Group and communicated to local authorities and monitored for environmental performance. The environmental impact is related to water withdrawn and water discharges.

The quality of the water discharged by the Group's sites during normal operations has little impact on external watercourses and treatment sites. However, the amount of water withdrawn by Stevanato and the quantity of its discharges can impact the ecosystem. To minimize the withdrawal of groundwater and its impact on local communities, starting from 2020, the Group modified the water distribution system at its Company headquarters, channeling, filtering and cooling water from the semi-finished product sanitizing process (WFI – Water For Injection) so that it can be reutilized. This innovative solution has helped reduce water withdrawal by 10,000 m^3/year at the Piombino Dese site. In Mexico and Brazil, water from production processes is treated and made suitable for irrigation and gardening.

Starting in 2020, water withdrawal at production sites has been monitored to assess locally based water stress. The Group utilizes the Water Resource Institute Tool to identify water-stress areas of the organization's water use and water-related impacts and to identify possible measures to manage them.

According to the Water Resource Institute Tool, the Group's Latina (Italy), Mexico, and California sites are located in high- and extremely high-water-stressed areas[4].

4 For the identification and measurement, reference was made to the interactive map of the Aqueduct Water Risk Atlas.

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Water withdrawal data are calculated based on the official figures reported in the water supplier's documentation, which notes the amount of water withdrawn from public service. In order to accurately monitor the volume of water taken from underground sources, a specific water meter has been installed. In 2024, the increase in water withdrawn was mainly related to increased production at high-quality level.

In terms of water discharge, effluents are monitored in accordance with regular and precise chemical analyses, which are regulated by a monitoring and control procedure by the operating unit. Generally, water effluents from the Group's offices and production sites are discharged into the public sewer system based on a specific contract, which also outlines the acceptable limits in compliance with legislation.

The data presented in the following table are the result of measurements, where available, and estimations. Overall, the Company's sites manage water discharge in accordance with local requirements. It is important to note that water discharge from production facilities, which is mainly the result of sanitization, does not have a significant environmental impact.

GRI 303-3 2018: Water withdrawal	As of December 31, 2024		As of December 31, 2023	
Unit of Measure: Megaliters	All areas	Areas with water stress	All areas	Areas with water stress
Groundwater (total)	**290.8**	**48.2**	**271.9**	**45.5**
Freshwater (≤1,000 mg/L Total Dissolved Solids)	290.8	48.2	–	–
Other water (>1,000 mg/L Total Dissolved Solids)	–	–	271.9	45.5
Third-party water (total)[1]	**206.8**	**33.1**	**172.7**	**24.7**
Freshwater (≤1,000 mg/L Total Dissolved Solids)	206.8	33.1	172.7	24.7
Other water (>1,000 mg/L Total Dissolved Solids)	–	–	–	–
Total water withdrawal	**497.6**	**81.3**	**444.6**	**70.2**

1 Third-party water withdrawal for water-stressed areas is from surface water, with 33.1 Ml as of 31/12/2024 and 24.7 Ml as of 31/12/2023.

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GRI 303-4 (2018): Water discharge	As of December 31, 2024		As of December 31, 2023	
Unit of Measure: Megaliters	All areas	Areas with water stress	All areas	Areas with water stress
Surface water	**21.8**	**21.8**	**16.0**	**16.0**
Third party water	**229.1**	**27.6**	**191.0**	**24.0**
Freshwater (≤1,000 mg/L Total Dissolved Solids)	186.8	–	–	–
Other water (>1,000 mg/L Total Dissolved Solids) - delivered to treatment plant	12.3	12.3	28.5	23.5
Other water (>1,000 mg/L Total Dissolved Solids) - other	30.0	15.3	162.5	0.5
Total water discharge	**250.9**	**49.4**	**207.0**	**40.0**
Freshwater (≤1,000 mg/L Total Dissolved Solids)	208.6	21.8	–	–
Other water (>1,000 mg/L Total Dissolved Solids)	42.3	27.6	207.0	40.0

7.4 • Waste Management

Stevanato Group is dedicated to reducing natural resource consumption related to processes and products over their entire life cycles.

Stevanato Group pays special attention to waste production, respecting all the mandatory regulations in every country in which it operates. As defined in the EHS Policy, the Group strives to minimize the total amount of waste using the best available techniques and reports results to stakeholders. The waste produced by the Group's companies derives from the production processes and comes mainly from warehousing (packaging materials), production (production and quality waste) and ancillary activities, such as maintenance and office work. Sites dedicated to the production of glass primary drug packaging generate several types of waste depending on the manufacturing operations.

Stevanato stresses the importance of circularity in its production process as per the corporate sustainability and circular innovation measures. Its Waste to Value practices

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Stevanato Group | Sustainability | Economic Value | Innovation | Human Capital | Supply Chain | Environment | Local Communities

give new purpose to material like glass and plastics scraps that would otherwise become trash. Indeed, Stevanato Group invests in innovative practice solutions to upcycle its waste as it does in its sites in Germany and Slovakia as part of the sites' circular loops.

The Group's waste management process involves collecting and storing waste in designated areas and specific containers according to the type of waste. Volumes are controlled by measuring the masses delivered to the disposal plants. The relevant data are stored in a specific database for each site and shared at the Group level so that it can be monitored by the central EHS department. Waste for disposal is entrusted to third parties that operate in compliance with the relevant contractual or legal regulations. Moreover, to improve its waste management methods, Stevanato Group has begun exploring new opportunities to expand its corporate sustainability and circular innovation measures.

All sites producing drug containment solutions are committed to implementing glass scraps reuse through specialized partners, which convert waste into new raw material. In specific instances where solutions are not found, alternative improvements are pursued. Following this principle, in 2024, the Slovakian site installed a waste treatment line that grinds scraps and selects materials to produce glass granulate to be re-used.

GRI 306-3 (2020): Waste generated[1]	As of December 31, 2024			As of December 31, 2023		
	Recovered	Not Recovered	Total (ton)	Recovered	Not Recovered	Total (ton)
DCS Business	6,760	538	**7,298**	7,225	749	**7,974**
DDS, IVD Business	722	14	**736**	1,084	412	**1,496**
Engineering Business	237	50	**286**	171	49	**220**
Total (ton)	**7,719**	**602**	**8,321**	**8,480**	**1,211**	**9,691**

1 No additional information are provided for confidentiality reasons

In 2024, hazardous waste accounted for 6.5% of the total volume of waste produced, which was almost stable compared to the previous year. Waste production decreased (-14%) in 2024, thanks to improvement in process efficiency and the finalization of refurbishing activities. In 2024, waste recovered and prepared to reuse, recycling, and treatment was 92.8% of the total amount of waste produced.

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Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 8. Local Communities 8.1 • Local Communities' Engagement Stevanato Group has always been closely linked to the land and the communities in which it operates. In Italy, where it has been present for more than 75 years, Stevanato Group has demonstrated its commitment to the local area for decades, reconciling its industrial development by improving the overall quality of people’s lives. As in the past, Stevanato Group is increasing its engagement with its local communities, as evidenced by locally led initiatives through the Group’s various sites around the world. • In Piombino Dese (Italy), as an education initiative, year agreement with the school, becoming their career • In Brazil, as a social engagement initiative, employees students at a local high school took Yellow Belt planning course base. supported people affected by floods by collecting goods courses and certifications on quality and process • In Slovakia, as a social engagement initiative, employees of first aid. improvements. provided Christmas gifts for elderly residents in • In China, as an education initiative, an interactive retirement homes and hospitals. In 2024, Stevanato Foundation focused on the areas of periodic table cabinet was donated to help students • In Mexico, as social engagement initiatives, the local social welfare, social health, education and training, with with their chemistry studies and inspire future interest staff organized activities for children and families, special attention to children and youth, by implementing a in the subject. Additionally, the Company signed a five- including creative projects and interactive experiences. series of initiatives. 57

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 2024 – Stevanato Foundation Distribution of Donations The main initiatives were as follows: • Donated two portable echocardiographs to two local hospitals in northeastern Italy to enhance diagnostic and therapeutic service in cardiology departments; • Provided equipment to set up a new gymnasium, for disabled children within the SPECIAL OLYMPICS Project; • Launched, with a local association, a two-year out- of-school care project dedicated to children with autism spectrum disorders which belong to families in socioeconomic distress. • Finally, the Foundation has given support to primary and secondary schools of Piombino Dese (IT). This includes: • after-school activities for children with learning difficulties; • support for children with disabilities during school hours with dedicated teachers; • support for children facing health or socio-economic challenges, with summer camps during the school summer break. 58

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities

Annex

GRI 2-7: Number of employees by type of employment contract[1]

Employment contract	as of December 31, 2024			as of December 31, 2023		
	Men	Women	Total	Men	Women	Total
Italy	**1,883**	**1,268**	**3,151**	**1,863**	**1,264**	**3,127**
Permanent	1,681	1,153	**2,834**	1,553	1,060	**2,613**
Temporary	202	115	**317**	310	204	**514**
Rest of EU	**746**	**376**	**1,122**	**791**	**419**	**1,210**
Permanent	682	352	**1,034**	738	397	**1,135**
Temporary	64	24	**88**	53	22	**75**
Extra EU	**694**	**554**	**1,248**	**707**	**582**	**1,289**
Permanent	609	501	**1,110**	625	526	**1,151**
Temporary	85	53	**138**	82	56	**138**
Total	**3,323**	**2,198**	**5,521**	**3,361**	**2,265**	**5,626**

1 2024 figures have been adjusted for a calculation improvement.

GRI 2-7: Number of employees by type of job[1]

Part time / Full time	as of December 31, 2024			as of December 31, 2023		
	Men	Women	Total	Men	Women	Total
Italy	**1,883**	**1,268**	**3,151**	**1,863**	**1,264**	**3,127**
Full time	1,875	1,176	**3,051**	1,859	1,173	**3,032**
Part time	8	92	**100**	4	91	**95**
Rest of EU	**746**	**376**	**1,122**	**791**	**419**	**1,210**
Full time	726	351	**1,077**	778	395	**1,173**
Part time	20	25	**45**	13	24	**37**
Extra EU	**694**	**554**	**1,248**	**707**	**582**	**1,289**
Full time	693	554	**1,247**	707	582	**1,289**
Part time	1	–	**1**	–	–	**–**
Total	**3,323**	**2,198**	**5,521**	**3,361**	**2,265**	**5,626**

1 The Part-time category includes non-guaranteed hours employees: 1 employee (Man) as of 31 December 2024 in Rest of EU, and 2 employees (Men) as of 31 December 2023 in Rest of EU.

59

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities

GRI 401-1: Incoming employees by age group and gender (n° and %) in 2024[1]

Incoming employees by age	Men	%	Women	%	Total	%
<30 years old	193	5.8%	128	5.8%	321	5.8%
30 – 50 years old	217	6.5%	150	6.8%	367	6.6%
>50 years old	50	1.5%	28	1.3%	78	1.4%
Total	**460**	**13.8%**	**306**	**13.9%**	**766**	**13.9%**

1 In the GRI 401-1 related data, the age of employees is calculated based on the date of when hire/exit occurred.

GRI 401-1: Incoming employees by age group and gender (n° and %) in 2023

Incoming employees by age	Men	%	Women	%	Total	%
<30 years old	393	11.7%	198	8.7%	591	10.5%
30 – 50 years old	407	12.1%	228	10.1%	635	11.3%
>50 years old	80	2.4%	31	1.4%	111	2.0%
Total	**880**	**26.2%**	**457**	**20.2%**	**1,337**	**23.8%**

GRI 401-1: Incoming employees by gender and region (n° and %) in 2024

Incoming employees by region	Italy	Rest of EU	Extra EU	Total
Men	222	84	154	460
%	6.7%	2.5%	4.6%	13.8%
Women	111	27	168	306
%	5.1%	1.2%	7.6%	13.9%
Total	**333**	**111**	**322**	**766**
%	**6.0%**	**2.0%**	**5.8%**	**13.9%**

GRI 401-1: Incoming employees by gender and region (n° and %) in 2023

Incoming employees by region	Italy	Rest of EU	Extra EU	Total
Men	542	142	196	880
%	16.1%	4.2%	5.8%	26.2%
Women	249	68	140	457
%	11.0%	3.0%	6.2%	20.2%
Total	**791**	**210**	**336**	**1,337**
%	**14.1%**	**3.7%**	**6.0%**	**23.8%**

60

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities GRI 401-1: Outgoing employees by age group and gender (n° and %) in 2024 GRI 401-1: Outgoing employees by age group and gender (n° and %) in 2023 Outgoing Outgoing employees employees by age Men % Women % Total % by age Men % Women % Total % <30 years old 186 5.6% 121 5.5% 307 5.6% <30 years old 218 6.5% 135 6.0% 353 6.3% 30 – 50 years old 250 7.5% 201 9.1% 451 8.2% 30 – 50 years old 289 8.6% 219 9.7% 508 9.0% >50 years old 71 2.1% 53 2.4% 124 2.2% >50 years old 67 2.0% 44 1.9% 111 2.0% Total 507 15.3% 375 17.1% 882 16.0% Total 574 17.1% 398 17.6% 972 17.3% GRI 401-1: Outgoing employees by gender and region (n° and %) in 2024 GRI 401-1: Outgoing employees by gender and region (n° and %) in 2023 Outgoing employees Outgoing employees by region Italy Rest of EU Extra EU Total by region Italy Rest of EU Extra EU Total Men 206 131 170 507 Men 245 136 193 574% 6.2% 3.9% 5.1% 15.3% % 7.3% 4.0% 5.7% 17.1% Women 107 71 197 375 Women 123 69 206 398% 4.9% 3.2% 9.0% 17.1% % 5.4% 3.0% 9.1% 17.6% Total 313 202 367 882 Total 368 205 399 972% 5.7% 3.7% 6.6% 16.0% % 6.5% 3.6% 7.1% 17.3% 61

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities GRI content inde x Stevanato Group has reported the information cited in this GRI content index for the period January 1 to December 31 with reference to the GRI Statement of use Standards. GRI 1: Foundation 2021 GRI 1 used GRI STANDARD DISCLOSURE LOCATION Page NO. / Notes GRI 2: General Disclosures 2021 2-1 Organizational details Back cover – Organizational Details p. 9-13 2-2 Entities included in the organization’s sustainability reporting Methodological Note p. 5-6 2-3 Reporting period, frequency and contact point Methodological Note p. 5-6 2-4 Restatements of information Methodological Note p. 5-6 2-5 External assurance Methodological Note p. 5-6 Independent Audit Report p. 68-69 2-6 Activities, value chain and other business relationships Organizational Details p. 9-13 Responsible Supply Chain & Procurement p. 47-49 2-7 Employees Stevanato Groups' Human Resources p. 39-41 Annex p. 59-61 62

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities GRI 2: General Disclosures 2021 The Company Structure and Main Corporate 2-9 Governance structure and composition p. 15-16 Functions 2-22 Statement on sustainable development strategy Letter to Stakeholders p. 4 2-23 Policy commitments Ethics, Integrity and Compliance p. 16-17 2-27 Compliance with laws and regulations Ethics, Integrity and Compliance p. 16-17 Participation in Organizations and 2-28 Membership associations p. 23 Associations 2-29 Approach to stakeholder engagement Approach to Sustainability p. 18-20 2-30 Collective bargaining agreements Stevanato Group’s Human Resources p. 39-41 GRI 3: Material Topics 2021 3-1 Process to determine material topics Approach to Sustainability p. 18-20 3-2 List of material topics Approach to Sustainability p. 18-20 Economic performance and value creation 3-3 Management of material topics Approach to Sustainability p. 18-20 GRI 3: Material Topics 2021 Stakeholder Value Creation p. 24 GRI 201: Economic Performance 201-1 Direct economic value generated and distributed Stakeholder Value Creation p. 24 2016 Responsible supply chain and procurement 3-3 Management of material topics Approach to Sustainability p. 18-20 GRI 3: Material Topics 2021 Responsible Supply Chain & Procurement p. 47-49 GRI 204: Procurement Practices 204-1 Proportion of spending on local suppliers Responsible Supply Chain & Procurement p. 47-49 2016 63

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Business ethics, governance and compliance 3-3 Management of material topics Approach to Sustainability p. 18-20 GRI 3: Material Topics 2021 Ethics, Integrity and Compliance p. 16-17 GRI 205: Anti-corruption 2016 205-3 Confirmed incidents of corruption and actions taken Ethics, Integrity and Compliance p. 16-17 GRI 206: Anti-competitive Behavior 206-1 Legal actions for anti-competitive behavior, anti-trust, and Ethics, Integrity and Compliance p. 16-17 monopoly practices 2016 Energy consumption 3-3 Management of material topics Approach to Sustainability p. 18-20 GRI 3: Material Topics 2021 Energy Consumption and GHG Emissions p. 50-52 GRI 302: Energy 2016 302-1 Energy consumption within the organization Energy Consumption and GHG Emissions p. 50-52 Water management 3-3 Management of material topics Approach to Sustainability p. 18-20 GRI 3: Material Topics 2021 Water Management p. 53-55 303-1 Interactions with water as a shared resource Water Management p. 53-55 303-2 Management of water discharge-related impacts Water Management p. 53-55 GRI 303: Water and Effluents 2018 303-3 Water withdrawal Water Management p. 53-55 303-4 Water discharge Water Management p. 53-55 GHG emissions 3-3 Management of material topics Approach to Sustainability p. 18-20 GRI 3: Material Topics 2021 Energy Consumption and GHG Emissions p. 50-52 64

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities 305-1 Direct (Scope 1) GHG emissions Energy Consumption and GHG Emissions p. 50-52 GRI 305: Emissions 2016 305-2 Energy indirect (Scope 2) GHG emissions Energy Consumption and GHG Emissions p. 50-52 Waste management 3-3 Management of material topics Approach to Sustainability p. 18-20 GRI 3: Material Topics 2021 Waste Management p. 55-56 306-1 Waste generation and significant waste-related impacts Waste Management p. 55-56 GRI 306: Waste 2020 306-2 Management of significant waste-related impacts Waste Management p. 55-56 306-3 Waste generated Waste Management p. 55-56 Human capital management and development 3-3 Management of material topics Approach to Sustainability p. 18-20 GRI 3: Material Topics 2021 Stevanato Group’s Human Resources p. 39-41 Employee Management and Development p. 42-44 GRI 401: Employment 2016 401-1 New employee hires and employee turnover Annex p. 59-61 The Company Structure and Main Corporate 405-1 Diversity of governance bodies and employees p. 15-16 GRI 405: Diversity and Equal Functions Opportunity 2016 Stevanato Group’s Human Resources p. 39-41 Employee well-being 3-3 Management of material topics Approach to Sustainability p. 18-20 GRI 3: Material Topics 2021 Employee Management and Development p. 42-44 401-2 Benefits provided to full-time employees that are not provided to GRI 401: Employment 2016 Employee Management and Development p. 42-44 temporary or part-time employees 65

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Occupational Health & Safety 3-3 Management of material topics Approach to Sustainability p. 18-20 GRI 3: Material Topics 2021 Occupational Health & Safety p. 45-46 403-1 Occupational health and safety management system Occupational Health & Safety p. 45-46 403-2 Hazard identification, risk assessment, and incident investigation Occupational Health & Safety p. 45-46 403-3 Occupational health services Occupational Health & Safety p. 45-46 403-4 Worker participation, consultation, and communication on Occupational Health & Safety p. 45-46 occupational health and safety GRI 403: Occupational Health and Safety 2018 403-5 Worker training on occupational health and safety Occupational Health & Safety p. 45-46 403-6 Promotion of worker health Occupational Health & Safety p. 45-46 403-7 Prevention and mitigation of occupational health and safety Occupational Health & Safety p. 45-46 impacts directly linked by business relationships 403-9 Work-related injuries Occupational Health & Safety p. 45-46 Human rights 3-3 Management of material topics Approach to Sustainability p. 18-20 GRI 3: Material Topics 2021 Ethics, Integrity and Compliance p. 16-17 GRI 406: Non-discrimination 2016 406-1 Incidents of discrimination and corrective actions taken Ethics, Integrity and Compliance p. 16-17 Local communities' engagement 3-3 Management of material topics Approach to Sustainability p. 18-20 GRI 3: Material Topics 2021 Local Communities' Engagement p. 57-58 66

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities In 2024, no significant actual or potential 413-2 Operations with significant actual and potential negative impacts GRI 413: Local Communities 2016 GRI Content Index negative impacts on on local communities local communities were registered. Product quality and responsibility 3-3 Management of material topics Approach to Sustainability p. 18-20 GRI 3: Material Topics 2021 Product Quality and Responsibility p. 38 GRI 416: Customer Health and 416-2 Incidents of non-compliance concerning the health and safety Product Quality and Responsibility p. 38 impacts of products and services Safety 2016 Research & Development and Innovation: topic not covered by topic-specific GRI Standards GRI 3: Material 3-3 Management of material topics Approach to Sustainability p. 18-20 Topics 2021 Research & Development and Innovation p. 29-37 67

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Independent Audit Report 68

Stevanato Group Sustainability Economic Value Innovation Human Capital Supply Chain Environment Local Communities Independent Audit Report 69

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